DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708

Articles of Incorporation
(PURSUANT TO NRS 78)

Filed in the office of	Document Number 20070042112-99
Ross Miller Secretary of State State of Nevada	Filing Date and Time 01/22/2007 9:20 AM Entity Number E0040512007-0

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Asia Atlantic Resources
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	United States Corporation Agents, Inc. Name 500 N. Rainbow Blvd. Ste. 300 A, Las Vegas, NEVADA 89107 Street Address, City, Zip Code Optional Mailing Address, City, State, Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 75,000,000 Par value: $ 0.001 Number of shares without par value:
4. Names & Addresses of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)	1. Christopher A. Murphy Name 1438 Richards Street, Suite 1002, Vancouver, BC, V6Z 3B8 Street Address, City, State, Zip Code 2. Name Street Address, City, State, Zip Code 3. Name Street Address, City, State, Zip Code
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: Mining exploration and development
6. Names, Address and Signature of Incorporator. (attach additional page if there is more than 1 incorporator)	Tamar Baloshian Name Signature 7083 Hollywood Blvd., Suite 180, Los Angeles, CA, 90028 Address, City, State, Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company 1/19/07 Date

This form must be accompanied by appropriate fees. See attached fee schedule.